UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Advent/Claymore Enhanced Growth & Income Fund

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00765E104

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		148,104
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

148,104
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		133,704
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

133,704
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		283,308
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

283,308
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

283,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		283,308
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

283,308
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

283,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		41,347
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

41,347
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		41,347
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

41,347
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		41,347
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

41,347
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 00765E104

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 148,104 Shares owned directly by WIHP is approximately $1,226,230, including brokerage commissions. The aggregate purchase price of the 133,704 Shares owned directly by WITRP is approximately $1,036,552, including brokerage commissions. The aggregate purchase price of the 1,500 Shares owned directly by WILLC is approximately $13,378, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 41,347 Shares owned directly by BPIP is approximately $322,226, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,603,025 Shares outstanding, which is the total number of Shares outstanding as of March 6, 2017, as reported in the Issuer’s Form 40-APP/A, filed with the Securities and Exchange Commission on March 24, 2017.

A.	WIHP
(a)	As of the close of business on June 7, 2017, WIHP beneficially owned 148,104 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 148,104
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 148,104
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WIHP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	WITRP
(a)	As of the close of business on June 7, 2017, WITRP beneficially owned 133,704 Shares.

Percentage: Less than 1%

9

CUSIP NO. 00765E104

(b)	1. Sole power to vote or direct vote: 133,704
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 133,704
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	WILLC
(a)	As of the close of business on June 7, 2017, WILLC directly owned 1,500 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 148,104 Shares owned by WIHP and (ii) 133,704 Shares owned by WITRP.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 283,308
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 283,308
4. Shared power to dispose or direct the disposition: 0

(c)	WILLC has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by WIHP and WITRP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Lipson
(a)	Mr. Lipson, as the managing member of WILLC, may be deemed the beneficial owner of the (i) 1,500 Shares owned by WILLC, (ii) 148,104 Shares owned by WIHP and (iii) 133,704 Shares owned by WITRP.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 283,308
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 283,308
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lipson has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by WIHP and WITRP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	BPIP
(a)	As of the close of business on June 7, 2017, BPIP beneficially owned 41,347 Shares.

Percentage: Less than 1%

10

CUSIP NO. 00765E104

(b)	1. Sole power to vote or direct vote: 41,347
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,347
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BPIP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	BPM
(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 41,347 Shares owned by BPIP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,347
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,347
4. Shared power to dispose or direct the disposition: 0

(c)	BPM has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by BPIP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Ferguson
(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 41,347 Shares owned by BPIP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,347
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,347
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ferguson has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by BPIP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of June 7, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

11

CUSIP NO. 00765E104

Signature Page to LCM Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2017	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

12

CUSIP NO. 00765E104

Signature Page to LCM Schedule 13D

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON
13

CUSIP NO. 00765E104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
05/16/2017	(5,900)	8.7726
05/17/2017	(14,500)	8.7107
05/18/2017	(2,000)	8.6493
05/19/2017	(5,000)	8.6943
05/22/2017	(300)	8.7242
05/23/2017	(1,000)	8.7320
05/24/2017	(7,000)	8.7506
05/25/2017	(5,400)	8.7738
05/26/2017	(900)	8.7413
05/30/2017	(9,400)	8.7711
05/31/2017	(4,900)	8.7585
06/01/2017	(900)	8.7658
06/05/2017	(2,700)	8.8146
06/06/2017	(8,200)	8.8160

06/07/2017	(10,700)	8.8289
06/07/2017	(171,900)	8.8245

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
05/16/2017	(5,300)	8.7726
05/17/2017	(13,100)	8.7107
05/18/2017	(1,800)	8.6493
05/19/2017	(4,500)	8.6943
05/22/2017	(300)	8.7242
05/23/2017	(900)	8.7320
05/24/2017	(6,300)	8.7506
05/25/2017	(4,900)	8.7738
05/26/2017	(800)	8.7413
05/30/2017	(8,500)	8.7711
05/31/2017	(4,400)	8.7585
06/01/2017	(800)	8.7658
06/05/2017	(2,400)	8.8146
06/06/2017	(7,500)	8.8160

06/07/2017	(155,200)	8.8245
06/07/2017	(9,700)	8.8289

14

CUSIP NO. 00765E104

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
05/16/2017	(1,600)	8.7726
05/17/2017	(4,100)	8.7107
05/18/2017	(663)	8.6493
05/19/2017	(1,200)	8.6943
05/22/2017	(100)	8.7242
05/23/2017	(267)	8.7320
05/24/2017	(2,000)	8.7506
05/25/2017	(1,488)	8.7738
05/26/2017	(300)	8.7413
05/30/2017	(2,540)	8.7711
05/31/2017	(1,317)	8.7585
06/01/2017	(300)	8.7658
06/05/2017	(819)	8.8146
06/06/2017	(2,300)	8.8160
06/07/2017	(47,900)	8.8244
06/07/2017	(2,900)	8.8289